Exhibit 21.1


                           SUBSIDIARIES OF THE COMPANY


         Accom Virtual Studio, Inc., a Delaware corporation ("AVS").

         Accom Europe, Ltd., a United Kingdom corporation.

         Accom International, Inc., a Barbados corporation.

         Accom Virtual Studio GmbH, a German corporation ("AVS GmbH").

         ELSET Electronic-Set GmbH, a German corporation, which is owned by AVS and AVS GmbH.